                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                 (Amendment No.)

                          St. Joseph Light & Power Co.
                          ----------------------------
                                (NAME OF ISSUER)



                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                    790654107
                                 --------------
                                 (CUSIP Number)


                                December 31, 1998
                                -----------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------

CUSIP NO.     790654107
              ---------
--------------------------------------------------------------------------------
1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos.           BANK ONE CORPORATION
         Above Persons
--------------------------------------------------------------------------------


2)       Check the Appropriate Box if a
         Member of a Group                              (a)________________
         (See Instructions)                             (b)________________
--------------------------------------------------------------------------------

3)       SEC Use only
--------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
--------------------------------------------------------------------------------

Number of Shares                    (5)  Sole Voting Power              414,655
                                                                       ---------
Beneficially                        (6)  Shared Voting Power                  0
                                                                       ---------
Owned by                            (7)  Sole Dispositive Power         409,255
                                                                       ---------
Each Reporting             (8)  Shared Dispositive Power                  4,800
                                                                       ---------
Person with
--------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                                  414,655
                                                                       ---------
         Owned by Each Reporting Person
--------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
--------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                                5.10%
                                                                       ---------
--------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                                HC
                                                                       ---------

--------------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a) Name of Issuer:                    St. Joseph Light & Power Co.
                                             ----------------------------

Item 1(b) Address of Issuer's principal executive
           offices:                          520 Francis St.
                                             ----------------------------
                                             PO Box 998
                                             ----------------------------
                                             Saint Joseph, MO 64502-0998
                                             ----------------------------

Item 2(a) Name of person filing:             BANK ONE CORPORATION

Item 2(b) Address of principal business office or, One First National Plaza
          if none residence:                       Chicago, IL 60670

Item 2(c) Citizenship:                                Not Applicable

Item 2(d) Title of class of securities:                 Common Stock
                                             ----------------------------

Item 2(e) CUSIP No.:                                    790654107
                                             ----------------------------

Item 3.   This statement is filed pursuant to Rule 13d-1(c).

Item 4.   Ownership

          This beneficial ownership by BANK ONE CORPORATION with respect to
          common shares of      St. Joseph Light & Power Co.
                           ----------------------------------------------
                                                                       :
          ---------------------------------------------------------------

          (a) Amount beneficially owned:                 414,655
                                                  ----------------
          (b) Percent of class                              5.10%
                                                  ---------------

          (c) Number of shares as to which such person has:

              (I)   Sole power to vote or to direct the vote:    414,655
                                                                ---------
              (ii)  Shared power to vote or to direct the vote:        0
                                                                ---------
              (iii) Sole power to dispose or to direct the
                    disposition of:                              409,255
                                                                ---------
              (iv)  Shared power to dispose or to direct the
                    disposition of:                                4,800
                                                                ---------

Item 5.  Ownership of 5 percent or less of a Class.                         N/A
                                                                        --------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.      N/A
                                                                        --------

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                            NBD Bank (Florida)
                                            NBD Bank (Indiana, NA)
                                            NBD Bank (Michigan)
                                            First National Bank of Chicago
                                            Pegasus Funds
                                            Bank One Trust Co., NA

Item 8.  Identification and Classification of Members of the Group.         N/A
                                                                        --------

Item 9.  Notice of Dissolution of Group.                                    N/A
                                                                        --------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------


                                           BANK ONE CORPORATION

                                  By:      /s/ DAVID J. KUNDERT
                                           David J. Kundert
                                           EXECUTIVE VICE PRESIDENT